

8x8 Announces Second Quarter Fiscal 2007 Results

*Company reports 2nd highest revenue quarter ever and
52% improvement in net loss over prior quarter*

SANTA CLARA, Calif., -- October 26, 2006 -- 8x8, Inc. ([NASDAQ:EGHT](#)), provider of Packet8 broadband Voice over Internet Protocol (VoIP) and videophone communications services, today announced financial results for its second fiscal quarter ended September 30, 2006.

Revenues for the second quarter of fiscal 2007 increased to $13.2 million, compared to $7.1 million for the same period of fiscal 2006 and $12.3 million for the previous quarter. The net loss for the quarter was $2.7 million, or ($0.04) per share, compared to a net loss of $5.7 million, or ($0.09) per share, for the previous quarter and $5.6 million or ($0.10) per share for the same period last year. Total revenues for the six-month periods ended September 30, 2006 and 2005 were $25.5 million and $13.1 million, respectively. Net loss for the six-month periods ended September 30, 2006 and 2005 was $8.5 million, or ($0.14) per share, and $10.7 million, or ($0.20) per share, respectively. The Company's cash, cash equivalents and investments totaled $14.5 million at September 30, 2006.

The net loss, which improved by 52% from the previous quarter, includes approximately $548K of employee stock-based compensation expense due to the adoption of Statement of Financial Accounting Standards No. 123(R) (or FAS 123R). Excluding the impact of stock option expenses, the second quarter non-GAAP net loss was approximately $2.2 million.

"We are excited to see the Packet8 business nearing the turning point for cash flow and profitability, in line with our forecast of obtaining positive monthly cash flow during the quarter ending March 31, 2007," said Bryan R. Martin, 8x8's Chairman and CEO. "The September quarter was the second best quarter ever in the history of the Company with sales totaling $13.2M, exceeded only by the quarter ending December 31, 1997, almost 9 years ago, when 8x8 posted total revenues of $15.1M from communication product sales."

"Our focus on the business space with Virtual Office affords 8x8 a sustainable and attractive business model. This is evidenced by our gross margins, which grew strongly to 52% for the quarter, and the decreasing customer churn we are seeing due to this segment of our service," continued Mr. Martin. "We are pleased that our IP communication services have evolved to a point where they are yielding more than 50% gross margins. We continue to hear from our customers how much they value and appreciate our services, and we are eager to continue the growth of our financials, our technologies, and our IP communications services."

8x8 will host a conference call today at 9:00AM (Eastern time zone) to discuss its 2nd fiscal quarter results. The event and replays of the call can be accessed from the events page of 8x8's corporate website at http://www.8x8.com.

About 8x8, Inc.

8x8, Inc. offers the Packet8 (http://www.packet8.net/) VoIP (voice over internet protocol) telephone and videophone communications service and the Packet8 Virtual Office service. For additional company information, visit 8x8's web site at http://www.8x8.com/.

Non-GAAP Financial Measures

In addition to reporting our preliminary estimate of financial results in accordance with generally accepted accounting principles, or GAAP, we are also providing with this press release non-GAAP net income information. In preparing our non-GAAP information, we have excluded, where applicable, stock compensation (a non-cash charge). Because of the non-cash nature of these charges, we believe that excluding them provides both management and investors with additional insight into our current operations, the trends affecting the Company and the Company's marketplace performance. In particular, management finds it useful to exclude the non-cash charges in order to more readily correlate the Company's operating activities with the Company's ability to generate cash from operations. Accordingly, management uses these non-GAAP measures, along with the comparable GAAP information, in evaluating our historical performance and in planning our future business activities. The additional non-GAAP financial information we present should be considered in conjunction with, and not as a substitute for, our financial information presented in accordance with GAAP.

Forward Looking Statements

This news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements regarding future events or the future financial performance of the Company, including statements about future events based on current expectations, potential product development efforts, near and long-term objectives, potential new business, strategies, organization changes, changing markets, future business performance and outlook. Such statements are predictions only, and actual events or results could differ materially from those made in any forward-looking statements due to a number of risks and uncertainties. Actual results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors. These factors include, but are not limited to, customer acceptance and demand for our VoIP products and services, the reliability of our services, the prices for our services, customer renewal rates, customer acquisition costs, actions by our competitors, including price reductions for their telephone services, potential federal and state regulatory actions, compliance costs, potential warranty claims and product defects, our needs for and the availability of adequate working capital, our ability to innovate technologically, the timely supply of products by our contract manufacturers, potential future intellectual property infringement claims that could adversely affect our business and operating results, and our ability to retain our listing on the NASDAQ Capital Market. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in the Company's reports on Forms 10-K and 10-Q, as well as other reports that 8x8, Inc. files from time to time with the Securities and Exchange Commission. All forward-looking statements are qualified in their entirety by this cautionary statement, and 8x8, Inc. undertakes no obligation to update publicly any forward-looking statement for any reason, except as required by law, even as new information becomes available or other events occur in the future.

NOTE: 8x8, the 8x8 logo, Packet8, the Packet8 logo, Packet8 Virtual Office and Packet8 Softalk are trademarks of 8x8, Inc. All other trademarks are the property of their respective owners.

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MEDIA RELATIONS CONTACT:
Joan Citelli
(408) 687-4320
jcitelli@8x8.com

8x8, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts; unaudited)

	Three Months Ended September 30,		Six Months Ended September 30,	
	2006	**2005**	**2006**	**2005**
Service revenues	$ 11,332	$ 5,719	21,209	$ 10,715
Product revenues	1,916	1,344	4,310	2,353
Total revenues	13,248	7,063	25,519	13,068
Operating expenses:				
Cost of service revenues (1)	5,015	2,795	9,777	4,864
Cost of product revenues (1)	1,354	2,537	4,282	4,642
Research and development (1)	1,293	1,446	2,653	2,770
Selling, general and administrative (1)	8,498	6,042	17,703	11,907
Total operating expenses	16,160	12,820	34,415	24,183
Loss from operations	(2,912)	(5,757)	(8,896)	(11,115)
Other income, net	184	189	427	411
Net loss	$ (2,728)	$ (5,568)	(8,469)	$ (10,704)
Net loss per share:				
Basic and diluted	$ (0.04)	$ (0.10)	(0.14)	$ (0.20)
Weighted average number of shares:				
Basic and diluted	61,329	53,871	61,233	53,847

(1) Effective April 1, 2006, 8x8, Inc. adopted FAS 123(R), "Share-Based Payment," and uses the modified prospective method to value its share-based payments. Accordingly, for the three and six months ended September 30, 2006, stock compensation was accounted for under FAS 123(R) while for the three and six months ended September 30, 2005, stock compensation was accounted for under APB 25, "Accounting for Stock Issued to Employees." The amounts in the tables above include stock compensation as follows:

Cost of service revenues	$ 21	$ -	63	$ -
Cost of product revenues	5	-	11	-
Research and development	137	-	312	-
Selling, general and administrative	385	-	825	-
Total stock compensation	$ 548	$ -	1,211	$ -

8x8, Inc.
NON-GAAP CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts; unaudited)

| | Three Months Ended September 30, | | Six Months Ended September 30, | |
	2006	2005	2006	2005
GAAP net loss to non-GAAP net loss reconciliation:				
GAAP net loss	$ (2,728)	$ (5,568)	(8,469)	$ (10,704)
Stock compensation (1)	548	-	1,211	-
Non-GAAP net loss	$ (2,180)	$ (5,568)	(7,258)	$ (10,704)
Net loss per share:				
Basic and diluted	$ (0.04)	$ (0.10)	(0.12)	$ (0.20)
Weighted average number of shares:				
Basic and diluted	61,329	53,871	61,233	53,847

(1) Effective April 1, 2006, 8x8, Inc. adopted FAS 123(R), "Share-Based Payment," and uses the modified prospective method to value its share-based payments. Accordingly, for the three and six months ended September 30, 2006, stock compensation was accounted for under FAS 123(R) while for the three and six months ended September 30, 2005, stock compensation was accounted for under APB 25, "Accounting for Stock Issued to Employees."

8x8, Inc.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, unaudited)

	September 30, 2006		March 31, 2006
ASSETS			
Current assets			
Cash and cash equivalents	$ 5,253	$	6,259
Short-term investments	8,237		12,726
Accounts receivable, net	1,092		776
Inventory	3,641		1,738
Other current assets	2,053		2,316
Total current assets	20,276		23,815
Long-term investments	998		3,972
Property and equipment, net	3,151		3,071
Other assets	260		262
	$ 24,685	$	31,120
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities			
Accounts payable	$ 5,627	$	4,907
Accrued compensation	739		937
Accrued warranty	303		301
Deferred revenue	2,000		2,493
Other accrued liabilities	2,824		2,319
Total current liabilities	11,493		10,957
Other liabilities	176		70
Total stockholders' equity	13,016		20,093
	$ 24,685	$	31,120